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                                                            EXHIBIT (a)(14)

                      CLARIFICATION AND COMPLEMENTATION OF
                      NOTICE OF TAKE OF CONTROL OF EMPRESA
                          NACIONAL DE ELECTRICIDAD S.A.

Duke Energy International, L.L.C. ("Duke International"), in connection with the notice (the "Notice") published on February 18, 1999, in the "La Segunda" newspaper, a copy of which was published in the "El Mercurio" newspaper on February 19, 1999, in which it is informed the intent of take of control of "Empresa Nacional de Electricidad S.A." ("Endesa"), its affiliates and other companies controlled by it, and at the request of the Superintendency of Securities and Insurance through Letter N(0) 01161 of February 22, 1999, clarifies and complements the Notice as follows:

1. That it is a condition precedent for the effectiveness of the purchase offer announced by Duke International in the Notice, that there be sales orders in Chile for a stock package amounting to at least 3,680,947,436 shares, representing 44.88% of the subscribed and paid capital of Endesa and to the receipt of sales offers through the "Tender Offer" to be carried out in the United States of America amounting to at least 501,947,400 shares, including those offered in the form of ADSs, representing 6.12% of the share capital of Endesa presently subscribed and paid. The aforementioned condition, may be waived at the sole discretion of Duke International.

        As a consequence of the above, Duke International may or not, at its option, consider the excess of the shares offered for sale in a market to complete the deficit of shares offered for sale in another.

2. (a) As indicated in the prior number, the present intention of Duke International, which is reflected in the public offer to purchase shares of Endesa, is to purchase only a number of shares equivalent to 51% of the subscribed and paid share capital of Endesa.

        (b) Duke International informs that it has not executed any type of agreement, nor is it in a process of negotiation to reach one, either with shareholders of Endesa, groups of same or its present controllers, in order to manage jointly their investment in such company.




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3.      The following companies are added to the list of companies controlled by
        Endesa, which control is sought jointly with that of Endesa, Autopista del Sol S.A. and Autopista Los Libertadores S.A., because they are indirectly controlled by Endesa and are registered in the Registry of Securities that is carried by the Superintendency of Securities and Insurance.

4. The condition of there being no competitive offers has been made so that, in the event that an offer is announced before the auction of the shares in Chile [takes place] with better terms to the offer made by Duke International, the latter may declare that the necessary conditions precedent for the auction to take place have not been met and therefore not make it. As stated in number(0)hereinabove, this condition can be waived at the sole discretion of Duke International, to which effect Duke International has reserved its right to increase the price offered for the shares.

5. Duke International informs that the largest shareholders of Duke Energy corporation are the following, none of which have shareholders agreements: Fidelity Management and Research 4.3%, Putnam Investment Management 3.6%, BCW Barclays Global Investors 2.7%, Smith Barney Asset Management 1.7% and Bankers Trust 1.7%.

DUKE ENERGY INTERNATIONAL L.L.C.


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